SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 July, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 July 2024
Exhibit 1.2	Transaction in Own Shares dated 01 July 2024
Exhibit 1.3	Transaction in Own Shares dated 02 July 2024
Exhibit 1.4	Transaction in Own Shares dated 03 July 2024
Exhibit 1.5	Transaction in Own Shares dated 04 July 2024
Exhibit 1.6	Director/PDMR Shareholding dated 05 July 2024
Exhibit 1.7	Transaction in Own Shares dated 05 July 2024
Exhibit 1.8	Transaction in Own Shares dated 08 July 2024
Exhibit 1.9	Transaction in Own Shares dated 09 July 2024
Exhibit 1.10	Transaction in Own Shares dated 10 July 2024
Exhibit 1.11	Director/PDMR Shareholding dated 11 July 2024
Exhibit 1.12	Transaction in Own Shares dated 11 July 2024
Exhibit 1.13	Transaction in Own Shares dated 12 July 2024
Exhibit 1.14	Transaction in Own Shares dated 15 July 2024
Exhibit 1.15	Transaction in Own Shares dated 16 July 2024
Exhibit 1.16	Transaction in Own Shares dated 17 July 2024
Exhibit 1.17	Transaction in Own Shares dated 18 July 2024
Exhibit 1.18	Transaction in Own Shares dated 19 July 2024
Exhibit 1.19	Transaction in Own Shares dated 22 July 2024
Exhibit 1.20	Preliminary announcement of publication date dated 23 July 2024
Exhibit 1.21	Transaction in Own Shares dated 23 July 2024
Exhibit 1.22	Transaction in Own Shares dated 24 July 2024
Exhibit 1.23	Transaction in Own Shares dated 26 July 2024
Exhibit 1.24	Transaction in Own Shares dated 26 July 2024
Exhibit 1.25	Share Repurchases dated 30 July 2024
Exhibit 1.26	Director/PDMR Shareholding dated 31 July 2024
Exhibit 1.27	Transaction in Own Shares dated 31 July 2024
Exhibit 1.28	Sec. 41 WpHG voting rights disclosure dated 31 July 2024

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 June 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,598,983 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,633,078	331,040	1,634,865
Highest price paid per Share (pence):	479.50	479.45	479.45
Lowest price paid per Share (pence):	474.30	474.30	474.30
Volume weighted average price paid per Share (pence):	476.9460	476.8979	476.8205

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	476.9460	3,633,078
Cboe (UK)/BXE	476.8979	331,040
Cboe (UK)/CXE	476.8205	1,634,865

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4678U_1-2024-6-28.pdf

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 1 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,571,342 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,481,389	366,701	1,723,252
Highest price paid per Share (pence):	481.65	481.75	481.75
Lowest price paid per Share (pence):	476.55	476.55	476.55
Volume weighted average price paid per Share (pence):	478.9674	478.9527	478.9892

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	478.9674	3,481,389
Cboe (UK)/BXE	478.9527	366,701
Cboe (UK)/CXE	478.9892	1,723,252

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6814U_1-2024-7-1.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	01 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,602,486,681
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,282,438
New total number of voting rights (including treasury shares):	17,329,851,619

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 2 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,528,560 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,467,657	366,942	1,693,961
Highest price paid per Share (pence):	490.00	490.00	490.00
Lowest price paid per Share (pence):	481.90	482.85	481.90
Volume weighted average price paid per Share (pence):	485.6061	485.3982	485.6264

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	485.6061	3,467,657
Cboe (UK)/BXE	485.3982	366,942
Cboe (UK)/CXE	485.6264	1,693,961

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8680U_1-2024-7-2.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	02 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,596,887,698
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,282,438
New total number of voting rights (including treasury shares):	17,324,252,636

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 3 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,523,801 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,448,630	481,693	1,593,478
Highest price paid per Share (pence):	487.40	487.40	487.40
Lowest price paid per Share (pence):	481.85	481.80	481.80
Volume weighted average price paid per Share (pence):	484.0023	483.8428	483.9714

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	484.0023	3,448,630
Cboe (UK)/BXE	483.8428	481,693
Cboe (UK)/CXE	483.9714	1,593,478

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0465V_1-2024-7-3.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	03 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,591,316,356
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,282,438
New total number of voting rights (including treasury shares):	17,318,681,294

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.5

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 4 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,450,538 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,401,854	445,273	1,603,411
Highest price paid per Share (pence):	489.90	489.90	489.90
Lowest price paid per Share (pence):	482.65	482.80	482.80
Volume weighted average price paid per Share (pence):	487.1094	487.0792	487.1488

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	487.1094	3,401,854
Cboe (UK)/BXE	487.0792	445,273
Cboe (UK)/CXE	487.1488	1,603,411

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2306V_1-2024-7-4.pdf

Exhibit 1.6

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.8369	2,213
d)	Aggregated information - Volume - Price - Total	2,213 £4.8369 £10,704.06
e)	Date of the transaction	03 July 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.752	58
d)	Aggregated information - Volume - Price - Total	58 £4.752 £275.62
e)	Date of the transaction	03 July 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ordinary shareholding in her Share Plan Account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.8369	448
d)	Aggregated information - Volume - Price - Total	448 £4.8369£2,166.93
e)	Date of the transaction	03 July 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in a dividend reinvestment plan (DRIP), in relation to her ShareMatch UK holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.752	139
d)	Aggregated information - Volume - Price - Total	139 £4.752 £660.53
e)	Date of the transaction	03 July 2024
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 5 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,446,030 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,451,311	375,057	1,619,662
Highest price paid per Share (pence):	491.45	491.30	491.30
Lowest price paid per Share (pence):	482.05	482.15	482.25
Volume weighted average price paid per Share (pence):	485.8493	485.8850	486.1055

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	485.8493	3,451,311
Cboe (UK)/BXE	485.8850	375,057
Cboe (UK)/CXE	486.1055	1,619,662

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3860V_1-2024-7-5.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcements are prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	05 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,581,183,147
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	721,363,286
New total number of voting rights (including treasury shares):	17,307,628,933

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	04 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,585,787,796
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	722,282,438
New total number of voting rights (including treasury shares):	17,313,152,734

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 8 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,778,160 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,581,446	575,996	1,620,718
Highest price paid per Share (pence):	479.60	479.45	479.55
Lowest price paid per Share (pence):	475.35	475.40	475.35
Volume weighted average price paid per Share (pence):	476.8880	476.7886	476.9770

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	476.8880	3,581,446
Cboe (UK)/BXE	476.7886	575,996
Cboe (UK)/CXE	476.9770	1,620,718

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5700V_1-2024-7-8.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	08 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,575,732,609
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	721,363,286
New total number of voting rights (including treasury shares):	17,302,178,395

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 9 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,307,254 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,121,332	562,068	1,623,854
Highest price paid per Share (pence):	463.65	463.35	463.65
Lowest price paid per Share (pence):	451.50	452.30	452.20
Volume weighted average price paid per Share (pence):	456.6813	457.0189	456.7524

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	456.6813	4,121,332
Cboe (UK)/BXE	457.0189	562,068
Cboe (UK)/CXE	456.7524	1,623,854

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7585V_1-2024-7-9.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	09 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,570,286,579
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	721,363,286
New total number of voting rights (including treasury shares):	17,296,732,365

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.10

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,005,941 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,853,282	434,147	1,718,512
Highest price paid per Share (pence):	457.65	457.60	457.65
Lowest price paid per Share (pence):	452.65	452.80	452.65
Volume weighted average price paid per Share (pence):	455.6028	455.7385	455.5222

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	455.6028	3,853,282
Cboe (UK)/BXE	455.7385	434,147
Cboe (UK)/CXE	455.5222	1,718,512

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9382V_1-2024-7-10.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	10 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,565,076,097
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	720,795,608
New total number of voting rights (including treasury shares):	17,290,954,205

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.11

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.5425	5
d)	Aggregated information - Volume - Price - Total	5 £4.5425 £22.71
e)	Date of the transaction	10 July 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.5425	83
d)	Aggregated information - Volume - Price - Total	83 £4.5425 £377.03
e)	Date of the transaction	10 July 2024
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,860,330 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,536,119	576,769	1,747,442
Highest price paid per Share (pence):	455.10	455.10	455.10
Lowest price paid per Share (pence):	448.30	448.90	448.75
Volume weighted average price paid per Share (pence):	452.4028	452.2757	452.4015

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	452.4028	3,536,119
Cboe (UK)/BXE	452.2757	576,769
Cboe (UK)/CXE	452.4015	1,747,442

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1197W_1-2024-7-11.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	11 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,558,768,843
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	720,795,608
New total number of voting rights (including treasury shares):	17,284,646,951

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,638,031 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,558,468	415,574	1,663,989
Highest price paid per Share (pence):	460.00	460.00	460.00
Lowest price paid per Share (pence):	452.20	452.20	451.75
Volume weighted average price paid per Share (pence):	455.8304	455.4887	455.8946

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	455.8304	3,558,468
Cboe (UK)/BXE	455.4887	415,574
Cboe (UK)/CXE	455.8946	1,663,989

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3007W_1-2024-7-12.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
--
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	12 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,552,762,902
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	720,795,608
New total number of voting rights (including treasury shares):	17,278,641,010

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,885,164 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,735,513	466,272	1,683,379
Highest price paid per Share (pence):	450.65	450.70	450.55
Lowest price paid per Share (pence):	446.15	446.45	446.45
Volume weighted average price paid per Share (pence):	449.2805	449.3818	449.2553

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	449.2805	3,735,513
Cboe (UK)/BXE	449.3818	466,272
Cboe (UK)/CXE	449.2553	1,683,379

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4743W_1-2024-7-15.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	15 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,546,902,572
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	720,795,608
New total number of voting rights (including treasury shares):	17,272,780,680

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,762,768 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,668,968	387,075	1,706,725
Highest price paid per Share (pence):	450.65	450.55	450.65
Lowest price paid per Share (pence):	443.25	443.15	443.30
Volume weighted average price paid per Share (pence):	446.4404	446.3761	446.5792

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	446.4404	3,668,968
Cboe (UK)/BXE	446.3761	387,075
Cboe (UK)/CXE	446.5792	1,706,725

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6473W_1-2024-7-16.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	16 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,541,264,541
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	720,795,608
New total number of voting rights (including treasury shares):	17,267,142,649

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,701,966 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,630,211	353,539	1,718,216
Highest price paid per Share (pence):	454.45	454.45	454.45
Lowest price paid per Share (pence):	447.15	447.10	447.15
Volume weighted average price paid per Share (pence):	450.6088	450.6938	449.9203

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:
bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	450.6088	3,630,211
Cboe (UK)/BXE	450.6938	353,539
Cboe (UK)/CXE	449.9203	1,718,216

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8237W_1-2024-7-17.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights
1. Information on the issuer
BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	17 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,535,379,377
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	720,795,608
New total number of voting rights (including treasury shares):	17,261,257,485

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,593,552 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,596,809	375,963	1,620,780
Highest price paid per Share (pence):	461.85	461.85	461.85
Lowest price paid per Share (pence):	457.25	457.45	457.45
Volume weighted average price paid per Share (pence):	459.0296	459.0196	459.1020

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:
bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	459.0296	3,596,809
Cboe (UK)/BXE	459.0196	375,963
Cboe (UK)/CXE	459.1020	1,620,780

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0025X_1-2024-7-18.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights
1. Information on the issuer
BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	18 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,529,616,609
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	720,795,608
New total number of voting rights (including treasury shares):	17,255,494,717

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,617,800 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,488,187	360,670	1,768,943
Highest price paid per Share (pence):	459.70	459.70	459.70
Lowest price paid per Share (pence):	454.95	454.95	454.95
Volume weighted average price paid per Share (pence):	458.0844	458.0790	458.1187

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:
bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	458.0844	3,488,187
Cboe (UK)/BXE	458.0790	360,670
Cboe (UK)/CXE	458.1187	1,768,943

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1637X_1-2024-7-19.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights
1. Information on the issuer
BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	19 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,523,914,643
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	720,795,608
New total number of voting rights (including treasury shares):	17,249,792,751

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,625,539 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,665,086	374,305	1,586,148
Highest price paid per Share (pence):	459.20	459.05	459.20
Lowest price paid per Share (pence):	454.90	454.90	454.90
Volume weighted average price paid per Share (pence):	457.0079	457.0692	457.0165

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:
bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	457.0079	3,665,086
Cboe (UK)/BXE	457.0692	374,305
Cboe (UK)/CXE	457.0165	1,586,148

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3561X_1-2024-7-22.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights
1. Information on the issuer
BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	22 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,518,321,091
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	720,795,608
New total number of voting rights (including treasury shares):	17,244,199,199

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.20

Preliminary announcement on the publication of financial statements

London - 23 July 2024

BP p.l.c. ("bp") announces in accordance with Articles 114, 115 and 117 of the WpHG (the German Securities Act) that the second quarter and half-yearly financial report 2024 in English shall be disclosed on 30 July 2024 and can be found at the following web address: https://www.bp.com/en/global/corporate/investors/results-and-presentations.html

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,675,180 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,543,992	383,336	1,747,852
Highest price paid per Share (pence):	457.40	457.40	457.40
Lowest price paid per Share (pence):	450.55	450.55	451.20
Volume weighted average price paid per Share (pence):	454.1021	454.0157	454.4394

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:
bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	454.1021	3,543,992
Cboe (UK)/BXE	454.0157	383,336
Cboe (UK)/CXE	454.4394	1,747,852

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5403X_1-2024-7-23.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights
1. Information on the issuer
BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	23 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,512,703,291
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	720,795,608
New total number of voting rights (including treasury shares):	17,238,581,399

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,720,823 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,511,412	444,182	1,765,229
Highest price paid per Share (pence):	455.55	455.55	455.45
Lowest price paid per Share (pence):	448.55	448.85	448.80
Volume weighted average price paid per Share (pence):	452.4902	452.5925	452.1770

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:
bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	452.4902	3,511,412
Cboe (UK)/BXE	452.5925	444,182
Cboe (UK)/CXE	452.1770	1,765,229

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7211X_1-2024-7-24.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights
1. Information on the issuer
BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	24 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,507,077,752
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	720,795,608
New total number of voting rights (including treasury shares):	17,232,955,860

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,794,038 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,724,593	319,855	1,749,590
Highest price paid per Share (pence):	453.55	453.55	453.55
Lowest price paid per Share (pence):	445.00	445.00	444.95
Volume weighted average price paid per Share (pence):	449.1585	449.1838	449.0884

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:
bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	449.1585	3,724,593
Cboe (UK)/BXE	449.1838	319,855
Cboe (UK)/CXE	449.0884	1,749,590

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9222X_1-2024-7-25.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights
1. Information on the issuer
BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	25 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,501,402,572
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	720,795,608
New total number of voting rights (including treasury shares):	17,227,280,680

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.24

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 26 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 5,706,635 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 7 May 2024 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,862,448	311,047	1,533,140
Highest price paid per Share (pence):	459.75	459.75	459.75
Lowest price paid per Share (pence):	454.30	454.20	454.35
Volume weighted average price paid per Share (pence):	456.8224	456.8816	456.8595

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley and Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:
bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	456.8224	3,862,448
Cboe (UK)/BXE	456.8816	311,047
Cboe (UK)/CXE	456.8595	1,533,140

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0899Y_1-2024-7-26.pdf

The above Transaction in Own Share---s announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights
1. Information on the issuer
BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	26 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,495,681,749
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	720,795,608
New total number of voting rights (including treasury shares):	17,221,559,857

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.25

BP p.l.c.

----------------------

Share Repurchases

----------------------
30 July 2024

BP p.l.c. (the "Company") announces that it is to commence two share buyback programmes to repurchase ordinary shares in the capital of the Company.

The purpose of the first share buyback programme is to reduce the issued share capital of the Company.

The maximum amount allocated to the first share buyback programme is around $1.75 billion for a period up to and including 25 October 2024.

The purpose of the second share buyback programme is to reduce the issued share capital of the Company to offset dilution from the vesting of awards under employee share schemes.

The maximum amount allocated to the second share buyback programme is around $0.3 billion for a period up to and including 30 September 2024.

Both share buyback programmes will be carried out on the London Stock Exchange and/or Cboe (UK) and will be effected within certain pre-set parameters.

Any purchases of ordinary shares by the Company in relation to this announcement will be conducted in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2024 Annual General Meeting and any further approvals to repurchase shares as may be granted by its shareholders from time to time, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Listing Rules.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Exhibit 1.26

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

EDIP Performance Share Award 2021-23 - vesting

BP p.l.c. announces that, on 30 July 2024, the vesting of shares previously awarded to the following Executive Directors of BP p.l.c. under the BP Executive Directors' Incentive Plan ("EDIP") occurred.

The remuneration committee of the board of BP p.l.c. determined that 75% of the shares awarded under the EDIP Performance Share Award 2021-23 would vest. The rationale behind this determination is detailed in the Directors' Remuneration Report contained in BP's Annual Report and Form 20-F 2023. Under the EDIP plan rules, the number of shares detailed below will be retained for a further period of three years before their release to the beneficiary.

	Vested amount	Shares representing tax liabilities	Released amount
Murray Auchincloss	965,813	454,841	510,972

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares sold to cover tax liabilities and dealing costs pursuant to the vesting of an award made under the BP Executive Directors' Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.594114	454,841
d)	Aggregated information - Volume - Price - Total	454,841 £4.594114 £2,089,591.41
e)	Date of the transaction	30 July 2024
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Murray Auchincloss
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the vesting of an award made under the BP Executive Directors' Incentive Plan, following adjustments for tax and dividends.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	510,972
d)	Aggregated information - Volume - Price - Total	510,972 Nil consideration. Market value £4.5165 per share Nil. Market value £2,307,805.04
e)	Date of the transaction	30 July 2024
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.27

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 31 July 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,702,464 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,053,538	471,143	1,177,783
Highest price paid per Share (pence):	463.30	463.20	463.35
Lowest price paid per Share (pence):	455.80	455.75	455.75
Volume weighted average price paid per Share (pence):	459.8682	459.9176	459.8850

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	459.8682	3,053,538
Cboe (UK)/BXE	459.9176	471,143
Cboe (UK)/CXE	459.8850	1,177,783

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6718Y_1-2024-7-31.pdf

Exhibit 1.28

--The below Total Number of Voting Rights announcements are prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	30 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,485,146,889
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,829,795
New total number of voting rights (including treasury shares):	17,210,059,184

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	29 July 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,489,887,711
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	720,795,608
New total number of voting rights (including treasury shares):	17,215,765,819

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 August 2024
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary